17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Phone: (704) 584-0268
Fax: (704) 895-1528
bmpesquire@aol.com

March 6, 2008

Delivered by electronic submission via EDGAR, and US Mail

United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Attn: Ms. Jennifer Monick, Staff Accountant

Re:	Syndication, Inc.
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended
December 31, 2006
Filed April 24, 2007
File No. 000-29701

Dear Ms. Monick:

I am securities counsel for Syndication, Inc. (the “Company”). Please find below the Company’s responses to the Staff’s comment letter dated January 24, 2008. The numbering of the responses corresponds to the numbering of the Staff’s comments.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

o. Debt Discount Costs, page F-17

Jennifer Monick
March 6, 2008

Comment 1.
We note your response to our prior comment two. It appears that your debt discount was equal to the debentures’ face value at issuance, or $1,150,000. It does not appear that your effective interest rate method calculation takes into account the debt discount of $1,150,000. Please revise your effective interest rate method calculation to incorporate the debt discount of $1,150,000, or advise. With your response, please provide us with a SAB 99 analysis.

Response1.	Attached please find Exhibit A, advising the Staff as to how the Company did in fact take into account the debt discount of $1,150,000.

Exhibit 31.2

Comment 2.
We note your response to our prior comment three. In addition to the corrections you have made, we also note you have included the title of the certifying individual at the beginning of the certification. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response 2.	The Company agrees that it will revise its certifications in future filings to comply with the Exchange Act Rules.

General

Comment 3.	Within your next response, please provide to us the management representations requested at the end of our November 21, 2007 letter.

Response3.	Please see Exhibit B, attached, which represents a written statement from the Company making the acknowledgements that you have requested.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate with you in any way we can.

Very truly yours,

/s/ Bruce Pritchett

Bruce M. Pritchett
Counsel for Syndication, Inc.

BMP
cc:  Syndication, Inc.

Jennifer Monick
March 6, 2008

SYNDICATION, INC.
Exhibit A
To SEC Response Letter of March 6, 2008

Explanation as to how the Company did in fact take into account the information referenced:

The Company has considered the actual debt amount of $1,150,000 in calculating the effective interest rate. The Company made the calculation in 3 separate installments since we received the amounts in 3 different installments. (Please refer to the worksheet provided in Exhibit A to our previous response letter, dated January 15, 2008.)

For example, the 1st installment of $300,000: We actually received $240,000, after whatever charges/discounts etc. That carries an interest rate of 12% per annum. That means, we pay interest on $300,000 x 12% = $36,000. But we actually received only $240,000. That means, we are paying interest of $36,000 on actual funds available of $240,000, which comes to the effective rate of interest of 36000/240000 x 100 = 15%.

In this rate (calculated above), the amount of $36,000 annual interest is based on the total debt we owe them (we owe them $300,000, not only the $240,000 actually received). Thus the effective rate of interest HAS taken into account the total debt amount we owe.

The calculations for the 2nd & 3rd installments also go along these same lines.

Effective Interest Rate Method:

Note 1 of $300,000

Debt Face Value			300,000.00
Stated rate of interest			12.00%
Hence, the annual interest on face value			36,000.00

Actual amount of funds made available after expenses			240,000.00
Effective rate of interest			15.00%

Maturity value of the debt			300,000.00
Present value of $300,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=300,000 * 0.65752
		197,256.00
Present value of $9000 interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323	82,196.28	279,452.28

Jennifer Monick
March 6, 2008

Note 2 of $700,000

Debt Face Value				700,000.00
Stated rate of interest				12.00%
Hence, the annual interest on face value				84,000.00
Number of years				3.00
Actual amount of funds made available after expenses				590,871.68
Effective rate of interest				14.22%
Effective rate of interest	Nearest	168,038.00		15.00%
		2,181.71
		160,000.00
		5,965.49
		254,686.48
		-
		590,871.68

Maturity value of the debt				700,000.00
Present value of $700,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=700,000 * 0.65752
			460,264.00
Present value of $21,000 interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323		191,791.32	652,055.32

Jennifer Monick
March 6, 2008

Note 3 of $150,000

Debt Face Value			150,000.00
Stated rate of interest			12.00%
Hence, the annual interest on face value			18,000.00
Number of years			3.00
Actual amount of funds made available after expenses			120,000.00
Effective rate of interest			15.00%

Maturity value of the debt			150,000.00
Present value of $150,000, due In 3 years at 12%, interest payable quarterly
(Table 6-2)	0.65752	=150,000 * 0.65752
		98,628.00
Present value of $18,000 annual interest payable quarterly for 3 years
	at 12% pa (table 6-4)
	2.28323	41,098.14

	Combined present value - carrying value of the Debt		139,726.14

Jennifer Monick
March 6, 2008

 SYNDICATION, INC.
Exhibit B
To SEC Response Letter of March 6, 2008

I, Brian Sorrentino, hereby acknowledge the following:

(1)	that the Company is responsible for the adequacy and accuracy of the disclosures in the filings:

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

By:  /s/ Brian Sorrentino
Brian Sorrentino, Chief Executive Officer